

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 30, 2018

James Broucek
Chief Financial Officer
Citizens Community Bancorp Inc.
2174 EastRidge Center
Eau Claire, WI

Re: **Citizens Community Bancorp Inc.**
   Registration Statement on Form S-3
   Filed July 20, 2018
   File No. 333-226268

Dear Mr. Broucek:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Livingston at 202-551-3448 with any questions.

Division of Corporation Finance
Office of Financial Services